SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

                      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

           Name:          HSBC ABSOLUTE RETURN PORTFOLIO LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

HSBC Asset Management (Americas) Inc., New York
452 Fifth Avenue
New York, New York 10018

Telephone Number (including area code): (212) 525-8498

Name and address of agent for service of process:

L. Thomas Welsh, Jr.
c/o HSBC Asset Management (Americas) Inc.
452 Fifth Avenue
New York, New York 10018

copy to:

Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes /X/          No /  /

SIGNATURE

                      Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 7th day of June, 2002.

HSBC ABSOLUTE RETURN PORTFOLIO LLC By: HSBC Asset Management (Americas) Inc. MANAGER By: /s/ L. Thomas Welsh, Jr. Name: L. Thomas Welsh, Jr. Title: Authorized Person